Filed Pursuant to SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED NOVEMBER 13, 2008 TO PROSPECTUS DATED MAY 19, 2008

OCTOBER 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	October 2008	Year to Date	10/31/08	10/31/08

Series A	12.19%	26.44%	$39,059,032	$1,879.55
Series B	20.14%	38.99%	$65,479,967	$2,466.62

*	All performance is reported net of fees and expenses

Fund results for October 2008:

Global equity markets crashed in October as panic liquidation spread amid the realization that the credit crisis will continue to constrain economic growth for the foreseeable future. Interbank lending seized up completely as confidence among counterparties disappeared. Markets around the world fell between 20% and 35% as volatility surged to all-time highs. Corporations of all sizes responded by announcing production and job cuts as consumption expectations plummeted. Predictably, the destructive spiral that increasing unemployment is likely to have on demand and, therefore, corporate earnings, added to the panic. Central banks in Asia, Europe, South America, and the United States responded with interest rate cuts and massive liquidity injections. The Fund’s short positions in stock indices futures resulted in relatively large gains.

Global short term interest rate futures experienced a momentous rally in October as recession fears deepened and short term interbank financing froze. Central banks scrambled with a coordinated strategy of rate cuts and massive lending to banks as well as corporations hoping to improve liquidity. The U.S. Federal Reserve cut rates 100 basis point during the month. Central banks throughout Europe and Asia followed suit with aggressive cuts of their own. Front month Euribor and Sterling futures traded to 22 month and 3 year highs, respectively. Canadian 3m Bankers Acceptances and Australian 90 Day Bank Bills posted multiyear highs as well. By month end, the aggressive efforts of central bankers appeared to pay off as LIBOR-OIS narrowed 15 consecutive days to finish at 242 bps over. The Fund’s long interest rate positions produced gains.

Currencies plummeted worldwide in October amid fears of a global depression. The attractiveness of the U.S. dollar as a safe haven during periods of uncertainty helped push the U.S. dollar index (+8.7%) to a 2 year high. The British Pound fell to a 6 year low of below $1.53 when the United Kingdom’s gross domestic product dropped 0.5% in the 3rd quarter, the first contraction since 1992. Australian (-15.5%) and Canadian (-11.6%) dollar futures plummeted along with the Brazil Real (-13.3%) as commodity driven economies are expected to suffer from declining demand. The Fund gained from its long positions in the U.S. dollar.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a major influence on this month’s overall positive performance.

For the month of October 2008, Series A gained 12.19%, while Series B gained 20.14%, net of all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
OCTOBER 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended October 31, 2008)

STATEMENT OF INCOME

October 2008

Investment income, interest	$53,009

Expenses
Management fee	60,570
Ongoing offering expenses	32,740
Operating expenses	4,911
Selling Commissions	130,961
Other expenses	2,453
Incentive fee	—
Brokerage commissions	19,572

Total expenses	251,207

Net investment gain (loss)	(198,198)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	4,107,894
Net change in unrealized appreciation (depreciation) on futures and forward contracts	334,753

Net gain(loss) on investments	4,442,647

Net increase (decrease) in net assets from operations	$4,244,449

STATEMENT OF CHANGES IN NET ASSET VALUE

October 2008

Net assets, beginning of period	$35,741,707

Net increase (decrease) in net assets from operations	4,244,449
Capital share transactions
Issuance of shares	766,790
Redemption of shares	(1,693,914)

Net increase(decrease) in net assets from capital share transactions	(927,124)
Net increase(decrease) in net assets	3,317,325

Net assets, end of period	$39,059,032

NAV Per Unit, end of period	$1,879.55

QUADRIGA SUPERFUND, L.P. — SERIES B
OCTOBER 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended October 31, 2008)

STATEMENT OF INCOME

October 2008

Investment income, interest	$80,407

Expenses
Management fee	101,540
Ongoing offering expenses	54,887
Operating expenses	8,233
Selling Commissions	219,548
Other expenses	3,381
Incentive fee	—
Brokerage commissions	47,628

Total expenses	435,217

Net investment gain(loss)	(354,810)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	10,054,087
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,275,459

Net gain(loss) on investments	11,329,546

Net increase (decrease) in net assets from operations	$10,974,736

STATEMENT OF CHANGE IN NET ASSET VALUE

October 2008

Net assets, beginning of period	$53,295,181

Net increase (decrease) in net assets from operations	10,974,736
Capital share transactions
Issuance of shares	2,206,758
Redemption of shares	(996,707)

Net increase (decrease) in net assets from capital share transactions	1,210,051
Net increase(decrease) in net assets	12,184,787

Net assets, end of period	$65,479,968

NAV Per Unit, end of period	$2,466.62

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.